TO: SECURITIES EXCHANGE COMMISSION

082-00034

Santos

RECEIVED

2007 MAY 22 P 1:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor
Santos Centre
60 Flinders Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001

Telephone: 08 8116 5000
Facsimile: 08 8116 5623

07023734

To: Company Announcements Office
ASX Ltd

SUPPL

From: Company Secretary

Date: 21 May 2007

Subject: **Investor Presentation, US / Canada / UK – May 2007**

Please find attached presentation delivered to investors in US, Canada and UK.

James Baulderstone
Company Secretary

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

dw 5/23



Santos Limited
Investor Presentation

US / Canada / UK
May 2007

Santos

Santos - Key Statistics

Australian based E&P company operating internationally

- Commenced operations in 1954
- Market cap ~ US$6.8 billion (~ 4.5% buyback underway)
- 1,600 employees
- 2P reserves of 819 mmboe
- Contingent resource of ~ 2,200 mmboe
- Daily production
  - ~ 600+ mmcfd gas
  - ~ 50,000 bbl/day liquids

2006 Production
Total 61.0 mmboe



Crude oil 13.6 mmboe
LPG 2.6 mmboe
Condensate 4.4 mmboe

Santos

Review of Shareholding Restriction


News Release
Premier Mike Rann

- 15% shareholding restriction in place since 1979
- Government to review following formal request
- Important for realising Santos' full growth potential
- Levels the playing field
- Original intent of Act no longer applies
- Commitment to South Australia

Santos

2006 - Record Results


Production
61.0 mmboe ▲ 9%
mmboe
80
60
40
20
0
2004
2005
2006
Sales Revenue
$2,769m ▲ 12%
A$m
3000
2000
1000
0
2004
2005
2006
EBITDAX
$2,144m ▲ 17%
A$m
2500
2000
1500
1000
500
0
2004
2005
2006
NPAT
Underlying A$683m ▲ 7%
Reported A$643m ▼ 16%
A$m
800
600
400
200
0
2004
2005
2006
Production Costs/bbl
A$6.41/bbl ▼ 3%
A$/bbl
6.8
6.6
6.4
6.2
6.0
2004
2005
2006
2P Reserves
819 mmboe ▲ 6%
mmboe
1000
800
600
400
200
0
2004
2005
2006

Santos

Growing Asian Petroleum Demand

Total primary energy demand



QBTU
CAGR
2003-20 %
140
120
100
80
60
40
20
0
USA
China
NW Europe
Middle East
4.2
1.2
1.0
4.2
2003
2020

Share of petroleum demand growth 2003 - 2020 % of total



ROW 27%
China 26%
India 5%
SE Asia/ Australia 6%
Korea 4%
Middle East 18%
USA 15%

Extensive Asian Footprint



India
4.1 mn acres
Vietnam
2.8 mn acres
Indonesia
9.5 mn acres
PNG
0.4 mn acres
Legend
Exploration
Production
Timor Bonaparte
7.4 mn acres
Onshore Australia
18.1 mn acres
Western Australia
6.0 mn acres
Total (Gross): 56.5 mn acres
Total (Net): 30.6 mn acres
Southern Australia
7.9 mn acres

Santos

2.2 mmboe of Contingent Resources



Gas
Oil / Condensate
Indonesia/Vietnam
100.4 mmboe
PNG
390.6 mmboe
Timor/Bonaparte
907.3 mmboe
Onshore EA Gas
730.7 mmboe
Western Australia
74.2 mmboe
Offshore Victoria
43.2 mmboe

Santos

A Portfolio of Growth Businesses

1. Cooper Basin oil
2. Eastern Australian gas
3. Western Australian oil and gas
4. LNG projects
5. Asian growth

Santos

Cooper Basin Oil

High value opportunity		Santos competitive advantage
Oil prices higher for longer	→	Largest onshore Australian oil acreage position: >7.4 million acres
Over 700 mmbbl original oil in place	→	Utilising modern rigs and proven technology to increase recovery factors
Ability to execute low cost program	→	Unique capabilities, knowledge, infrastructure and short cycle time
Positive 2006 results	→	Doubling program in 2007

Santos

Cooper Basin Oil

2006: 108 wells drilled, 79% success rate, 15 mmbbl oil 2P adds


Queensland
South Australia
ATP299P
2006: Wells drilled 76
Success 75%
2007: 65 - 75 wells to drill
Greater SA
2007: 25 - 30 wells to drill
Ballera
Jackson
Jackson / Naccowlah
2006: Wells drilled 16
Success 94%
2007: 45 - 50 wells to drill
Moomba
JALBU / PEL 114
2006: Wells drilled 16
Success 81%
2007: 45 - 55 wells to drill
Legend
Santos Acreage
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline

2007: ~ 190 wells planned

Santos

Cooper Basin Oil – Production Outlook

Significant near and medium term production impact



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Barrels per day (Santos share)
Actual
Projected
Base
2004
2005
2006
2007
2008
2009
2010

Santos

Eastern Australian Gas

Strong market growth	Santos is well positioned
Gas demand growing strongly, PNG gas project suspended	Large uncontracted gas position, demonstrated contracting capability
Gas is a low carbon emission fuel	Increasing gas demand and price
CSG emerging to fill market demand	Established leading position in CSG
Otway Basin now a major gas producing area	Largest acreage operator in Otway/Sorell Basins

Santos

EA Gas – Hub and Spoke Strategy

Material coal seam gas legacy asset established

- #1 producer of domestic gas
- Strong competitive advantages
  - Highest quality acreage, both conventional and coal seam gas
  - Industry leading capability
  - Extensive existing infrastructure
- Fairview CSG production up 100% since acquisition
- Significant uncontracted resources
- Gas prices increasing



Moomba
Brisbane
Adelaide
Sydney
Melbourne

Santos

EA Gas – Supply and Demand

Significant uncontracted demand to place Santos' 1P, 2P & 3P reserves



1,400
1,200
1,000
800
600
400
200
0
bcf/yr
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
Total Market Demand*
Remaining Uncontracted 3P - Santos Share
Total Contracted Market
Remaining Uncontracted 2P - Santos Share
Remaining Uncontracted 1P - Santos Share
Santos Contracted Share

Santos

Western Australian Oil and Gas

Oil upside, gas prices rising	Santos well positioned
Global gas prices rising	WA gas market has moved to A$5.50+ per mcf
Demand for gas remains high	Uncontracted John Brookes reserves
Further growth expected at higher prices	Reindeer development opportunity
Proven hydrocarbon systems	Multiple oil exploration and appraisal targets, short cycle time opportunities

Santos

WA Oil & Gas – Exploration & Appraisal

Short cycle time, near field oil opportunities

- John Brookes ramp-up
  - 200 bcf uncontracted 2P reserve
- Reindeer follow up opportunity
  - 300 - 500 bcf resource
- 2007 wells
  - Fletcher
  - Totem
  - Hurricane appraisal
  - Mutineer appraisal



Mutineer
Exeter
Fletcher
Totem
Hurricane
Legendre
Reindeer
John Brookes
Barrow Island
Thevenard Island
Western Australia
100km
Legend
Santos Acreage
Gas Pipeline
Exploration Well
Appraisal Well
Oil Field
Gas Field

Santos

LNG Projects

Favourable LNG dynamics		Santos well positioned
Booming demand for LNG	→	Multiple LNG opportunities
Large gas resources a prerequisite	→	Significant contingent resource positions with quality assets
PNG LNG	→	Hides field critical to PNG LNG
Darwin LNG expansion	→	Santos 40% interest in 8+ tcf of resources

Santos

LNG Projects - PNG

LNG the focus for PNG gas resources

- ExxonMobil progressing pre-FEED studies of LNG development
  - Based on the Hides field
  - Santos 17% interest
  - 5 to 6.5 mtpa LNG plant
  - First cargos target 2012-2013
- Other Santos resources
  - 43% and operator of Barikewa
  - 50% and operator of Elevala
- In total – 363 mmboe contingent resource in PNG


Hides
PRL 5
SE Gobe
Proposed LNG Facility
Elevala
PRL 9
Barikewa
Marine Terminal
Legend
Santos Acreage
Oil Field
Gas Field
Oil Pipeline

Santos

LNG Projects - Darwin

Santos well positioned for Darwin second train

- Material acreage position
- Appraisal ongoing
- 8+ tcf resource
- Aligned with ConocoPhillips
- 3.5 to 6 mtpa train
- First cargos 2013+



Santos 40%
ConocoPhillips (Op) 60%
Abadi
Sunrise
Barossa
Evans Shoal
Caldita
Santos (Op) 40%
Shell 50%
Osaka Gas 10%
DLNG1
Santos 10.6%
ConocoPhillips (Op) 56.7%
Bayu-Undan
0 100
Kilometres
Petrel
Tern
Darwin

Legend
- Santos Acreage
- Gas Field
- Gas Pipeline

Santos

LNG Projects - Browse Basin

Significant acreage position

- Well positioned material acreage position
- Emerging LNG province
  - Inpex's Ichthys LNG
  - Woodside's Browse LNG
- Active exploration program
  - 2 wells and seismic planned



Santos (Op) 30%
Inpex Browse 20%
Chevron 50%
Territory of Ashmore & Cartier Islands
WA-274-P
Browse LNG
Ichthys LNG
WA-281-P
Western Australia
Santos (Op) 47.83%
Chevron 24.83%
Inpex 20.00%
Beach 7.34%

Legend
- Santos Acreage
- Oil Field
- Gas Field

Santos

Asian Growth

High growth potential	Santos has a quality portfolio
Focussed, long term vision required for success	Strategy focus on Asia, USA business for sale
Development, production and exploration in Indonesia	Maleo gas project online, Oyong startup 2Q 2007, Kutei
2006 new country entry to Vietnam	Blackbird, Dua oil discoveries, Swan gas field, active exploration program
Quality acreage captured	Indian entry, Kyrgyzstan acreage extension, Vietnam new block

Santos

Asian Growth - Vietnam

Two oil discoveries, with follow-on opportunities

- Blackbird and Dua oil discoveries
  - 80 mmbbl resource estimate
- Accelerated seismic, drilling in Q4 2007
- Commencing development planning
- Swan gas field development potential
- Northern block secured



101-100/04 PSC
Laos
Song Hong Basin
Thailand
South China Sea
Cambodia
Nam Con Son Basin
12 PSC
Dua
Blackbird
Kakap PSC (Indonesia)
Malaysia
Legend
Santos acreage
Gas field
Oil Field
Gas Pipeline

Santos

Asian Growth - Indonesia

Core business positioned for growth

- Oyong Q2 / Q3 2007 start-up
- Wortel gas discovery
  - Development planning underway
- Jeruk development studies ongoing
- Kutei Basin
  - Exploration/appraisal wells subject to deep water rig availability


Kutei Basin
Wortel
Oyong
East Java Basin
Maleo
Legend
Santos acreage
Oil field
Gas field
Oil pipeline
Gas pipeline

Santos

Indonesia – Sidoarjo Mudflow Incident

- Santos 18% non-operated interest
- Mudflow commenced May 2006
- Response effort managed by Indonesian Government appointed team
- Financial impact remains uncertain
- Provisioning at Y/E 2006
  - Net $67 million (11.2 cents/ share)





Santos

Production Outlook

Production guidance – 59 to 61 mmboe in 2007 and 2008


100
90
80
70
60
50
40
30
20
10
0
2005
2007
2009
2011
2013
2015
2017
2019
EA Gas
Cooper Oil
WA O&G
International
LNG
Exploration

Santos

2007 Exploration Program


Falcon-1, 17.5%, 100-250*
Block Wide 2D
SEJ-1, 100%, 50-100*
3D Reprocessing
2D
East Java-1, 40.5%, 100-250*
Pancing-1, 9%, 0-50*
Charm-1, 22.6%, 0-50*
Fletcher-1, 33.3%, 50-100*
Hurricane-1, 31.3%, 0-50*
Totem-1, 33.3%, 0-50*
2D & 3D Reprocessing
3D
Mahogany-1, 53.8%, 0-50*
Gallah-1, 60.1%, 0-50*
3D & Ocean Bottom Cable
Charon-1, 33%, 100-250*
3D
Montegue-1, 60.1%, 0-50*
2D & 3D
Legend
Oil
Gas
Seismic
* Upside Unrisked Resource Potential

Santos

Relative Value – Production Multiple

EV/BOE of Production



US$m / kBoe/d
1600
1400
1200
1000
800
600
400
200
0
Average 240.9
Santos 48.3
Heritage
Hardy
Soco Inter
AWE
Tanganyika
Calvalley
Beach
Cairn
Niko
Roc Oil
Emerald
DNO ASA
Woodside
Gulfsands
Lundin
Rail
Burren
Premier
Salamander
Husky
Oil Search
Addax
Dana
Tullow
Mosaic
Transglobe
Tap Oil
Indago
Arc

Santos

Relative Value – Reserves Multiple

EV/BOE of 2P Reserves



US$ / BOE 2P Reserves
100
75
50
25
0
Average 32.3
Santos 9.9
Hardy
Gulfsands
Calvalley
Burren
Cairn
Serica
Husky
Roc Oil
Anzon
Oil Search
Beach
Addax
Soco Inter
Transglobe
Emerald
Niko
Tullow
DNO ASA
Premier
Lundin
AWE
Woodside
Dana
Tap Oil
Canoro
Salamander
Heritage
Indago
Rail
Mosaic
Tanganyika
Arc

Santos

Relative Value – Resource Multiple

EV/BOE of Contingent Resources



US$ / Boe Contingent Resources
70
60
50
40
30
20
10
0
Average 20.0
Santos 3.6
Burren
Anzon
Serica
Beach
DNO ASA
Premier
Addax
Husky
Tullow
Dana
Niko
Heritage
Cairn
Woodside
Transglobe
Salamander
Santos
Oil Search
Canoro
Granby

Santos

Relative Value – Resources Held

Contingent Resources



Mmboe
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Woodside
Santos
Husky
Oil Search
Cairn
Granby
Niko
Tullow
Addax
Canoro
Premier
Dana
Salamander
Heritage
DNO ASA
Burren
Beach
Transglobe
Anzon
Serica

Santos

Summary

1. Cooper Basin oil	• Large scale, low risk opportunity • Unique competitive advantage • Acreage and infrastructure
2. Eastern Australian gas	• CSG new legacy asset • Flexibility through hub strategy • Positioned for increasing demand
3. Western Australian oil and gas	• Increasing gas production into higher price environment • Near field exploration and appraisal
4. LNG projects	• Darwin LNG expansion • PNG LNG using Hides gas
5. Asian growth	• Regional expansion focus

Santos

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	21/05/2007
No. of pages including this one	2

Citigate Dewe Rogerson

Please find attached a press release from Erste Bank, confirming their interest in Hypo-Alpe-Adria

INVESTOR INFORMATION

Vienna, 21 May 2007

Erste Bank expresses interest in Hypo-Alpe-Adria

In the course of recent discussions regarding the planned sale of Hypo-Alpe-Adria Bank International AG, senior representatives of the Bank's current owners have publicly invited organisations with a potential interest to participate in the sales process.

Accordingly Erste Bank der oesterreichischen Sparkassen AG today has communicated its interest in acquiring a majority stake of Hypo-Alpe-Adria Bank. Erste Bank has submitted this expression of interest together with Kärntner Sparkasse AG and Steiermärkische Bank und Sparkassen AG.

The three banks see significant growth potential in the southern and eastern European region. Based on a long and successful track record with similar transactions in the region, they are convinced that combining Hypo-Alpe-Adria's activities with those of the three banks' existing subsidiaries in Croatia, Slovenia, Montenegro, Bosnia-Herzegovina and Serbia would be beneficial for its customers, employees and shareholders.

All three banks are confident that the current owners will conduct a transparent sales process, in line with the regulations of the European Union.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

ERSTE BANK
ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG
Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100
Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten Seite(n) einschließlich dieser.
Transmission consists of page(s) including this .

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **21.05.2007**

ERSTE BANK

INVESTOR INFORMATION

Vienna, 21 May 2007

Erste Bank expresses interest in Hypo-Alpe-Adria

In the course of recent discussions regarding the planned sale of Hypo-Alpe-Adria Bank International AG, senior representatives of the Bank's current owners have publicly invited organisations with a potential interest to participate in the sales process.

Accordingly Erste Bank der oesterreichischen Sparkassen AG today has communicated its interest in acquiring a majority stake of Hypo-Alpe-Adria Bank. Erste Bank has submitted this expression of interest together with Kärntner Sparkasse AG and Steiermärkische Bank und Sparkassen AG.

The three banks see significant growth potential in the southern and eastern European region. Based on a long and successful track record with similar transactions in the region, they are convinced that combining Hypo-Alpe-Adria's activities with those of the three banks' existing subsidiaries in Croatia, Slovenia, Montenegro, Bosnia-Herzegovina and Serbia would be beneficial for its customers, employees and shareholders.

All three banks are confident that the current owners will conduct a transparent sales process, in line with the regulations of the European Union.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

citigroup
corporate and
investment banking

Global Transaction Services
388 Greenwich Street
14th Floor
New York, NY 10013

May 21, 2007

Via Facsimile (202) 772-9207 and Edgar
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Mr. Paul Dudek, Esq.
Division of International Corporate Finance

NESTLE S.A.
Post-Effective Amendment No. 1 to Form F-6 (Registration No. 333-142360)

Dear Mr. Dudek:

Citibank, N.A., as depositary (the "Depositary") and acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of June 15, 2004, as proposed to be amended by the Second Amended and Restated Deposit Agreement by and among the Depositary, Nestle S.A., a corporation organized under the laws of the Switzerland (the "Company"), and all holders of American Depositary Receipts, evidencing American Depositary Shares, each representing one-fourth (1/4) of one (1) fully paid registered share of nominal value CHF one (1) each, of the Company, hereby requests that the effectiveness of the Post-Effective Amendment No. 1 on Form F-6 and the proposed Second Amended and Restated Deposit Agreement (Registration No. 333-142360) be accelerated to 9:00 A.M. on May 23, 2007 or as soon thereafter as possible.

Please call me at (212) 816-6692 if you have any questions.

Very truly yours,

Susan A Lucanto

Susan A. Lucanto

cc: Susanna Ansala (Citibank, N.A.)

TO: SECURITIES EXCHANGE COMMISSION

Santos

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor
Santos Centre
60 Flinders Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001

Telephone: 08 8116 5000
Facsimile: 08 8116 5623

To: Company Announcements Office
ASX Ltd

From: Company Secretary

Date: 10 May 2007

Subject: **Asian Investor Presentation**

Please find attached presentation delivered to investors in Singapore and Hong Kong.

James Baulderstone
Company Secretary



Santos Limited Investor Presentation

Singapore / Hong Kong, May 2007

Santos

Santos - Key Statistics

Australian based E&P company operating internationally

- Commenced operations in 1954
- Market cap ~ US$6.6 billion
- 1,600 employees
- 2P reserves of 819 mmboe
- Contingent resource of ~ 2,200 mmboe
- Daily production
  - ~ 600+ mmcfd gas
  - ~ 50,000 bbl/day liquids


2006 Production
Total 61.0 mmboe
Crude oil
13.6 mmboe
LPG
2.6 mmboe
Condensate
4.4 mmboe

Santos

Review of Shareholding Restriction



News Release

www.premier.sa.gov.au

Government of South Australia

Premier Mike Rann
Minister for Economic Development
Minister for Social Inclusion
Minister for the Arts
Minister for Sustainability and Climate Change

Tuesday, 1 May 2007

REVIEW OF SANTOS SHAREHOLDING CAP

- 15% shareholding restriction in place since 1979
- Government decision to review following formal request
- Important for realising Santos' full growth potential
- Levels the playing field
- Original intent of Act no longer applies
- Commitment to South Australia

Santos

2006 - Record Results

Production
61.0 mmboe ▲ 9%


mmboe
80
60
40
20
0
2004
2005
2006

Sales Revenue
$2,769m ▲ 12%


A$m
3000
2000
1000
0
2004
2005
2006

EBITDAX
$2,144m ▲ 17%


A$m
2500
2000
1500
1000
500
0
2004
2005
2006

NPAT
Underlying A$683m ▲ 7%
Reported A$643m ▼ 16%


A$m
800
600
400
200
0
2004
2005
2006

Production Costs/bbl
A$6.41/bbl ▼ 3%


A$/bbl
6.8
6.6
6.4
6.2
6.0
2004
2005
2006

2P Reserves
819 mmboe ▲ 6%


mmboe
1000
800
600
400
200
0
2004
2005
2006

Santos

A Portfolio of Growth Businesses



Kyrgyzstan
Egypt
India
Asian Growth
Vietnam
Indonesia
LNG
PNG
Western Australian Oil and Gas
Australia
Eastern Australian Gas
Cooper Basin Oil
Legend
Exploration
Production

With Significant Contingent Resources



Gas
Oil / Condensate
Indonesia/Vietnam 100.4 mmboe
PNG 390.6 mmboe
Timor/Bonaparte 907.3 mmboe
Onshore EA Gas 730.7 mmboe
Western Australia 74.2 mmboe
Offshore Victoria 43.2 mmboe
Santos

Cooper Basin Oil

High value opportunity		Santos competitive advantage
Oil prices higher for longer	→	Largest onshore Australian oil acreage position: >30,000 km²
Over 700 mmbbl original oil in place	→	Utilising modern rigs and proven technology to increase recovery factors
Ability to execute low cost program	→	Unique capabilities, knowledge, infrastructure and short cycle time
Positive 2006 results	→	Doubling program in 2007

Santos

Cooper Basin Oil - 2006 Program

108 wells drilled, 79% success rate, 15 mmbbl oil 2P adds



Queensland
South Australia
Ballera
Jackson
Moomba
Legend
Santos Acreage
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline

ATP299P	
Wells drilled	76
Success	75%

Rest of Qld	
Wells drilled	16
Yanda	11
Challum	3
Wackett	1
Currambar	1
Success	94%

SA	
Wells drilled	16
JALBU	11
PEL114	3
Derrilyn	2
Success	81%

Santos

Cooper Basin Oil - 2007 Plan

~ 190 wells planned



Queensland
South Australia
Greater SA
25 - 30 wells to drill
ATP 299
65 - 75 wells to drill
Ballera
Jackson
Jackson / Naccowlah
45 - 50 wells to drill
Moomba
JALBU / PEL 114
45 - 55 wells to drill
Legend
Santos Acreage
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline

Santos

Cooper Basin Oil – Production Outlook

Significant near and medium term production impact



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Barrels per day (Santos share)
Actual
Projected
Base
2004
2005
2006
2007
2008
2009
2010

Santos

Eastern Australian Gas

Strong market growth		Santos is well positioned
Gas demand growing strongly, PNG gas project suspended	→	Large uncontracted gas position, demonstrated contracting capability
Gas is a low carbon emission fuel	→	Increasing gas demand and price
CSG emerging to fill market demand	→	Established leading position in CSG
Otway Basin now a major gas producing area	→	Largest acreage operator in Otway/Sorell Basins

Santos

EA Gas – Hub and Spoke Strategy

Material coal seam gas legacy asset established

- #1 producer of domestic gas
- Strong competitive advantages
  - Highest quality acreage, both conventional and coal seam gas
  - Industry leading capability
  - Extensive existing infrastructure
- Fairview production up 100% since acquisition
- Significant uncontracted resources
- Gas prices increasing



Moomba
Brisbane
Adelaide
Sydney
Melbourne

Santos

EA Gas – Supply and Demand

Significant uncontracted demand to place Santos' 1P, 2P & 3P reserves



1,400
1,200
1,000
800
600
400
200
0
bcf/yr
Total Market Demand*
Remaining Uncontracted 3P - Santos Share
Total Contracted Market
Remaining Uncontracted 2P - Santos Share
Remaining Uncontracted 1P - Santos Share
Santos Contracted Share
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024

Santos

Western Australian Oil and Gas

Oil upside, gas prices rising	Santos well positioned
Global gas prices rising	WA gas market has moved to \$5+ per GJ
Demand for gas remains high	Uncontracted John Brookes reserves
Further growth expected at higher prices	Reindeer development opportunity
Proven hydrocarbon systems	Multiple oil exploration and appraisal targets, short cycle time opportunities

Santos

WA Oil & Gas – Exploration & Appraisal

Short cycle time, near field oil opportunities

- John Brookes ramp-up
  - 200 bcf uncontracted 2P reserve
- Reindeer follow up opportunity
  - 300 - 500 bcf resource
- 2007 wells
  - Fletcher
  - Totem
  - Hurricane appraisal
  - Mutineer appraisal



Mutineer
Exeter
Fletcher
Totem
Hurricane
Legendre
Reindeer
John Brookes
Barrow Island
Thevenard Island
Legend
Santos Acreage
Gas Pipeline
Exploration Well
Appraisal Well
Oil Field
Gas Field

Santos

LNG Projects

Favourable LNG dynamics	Santos well positioned
Booming demand for LNG	Multiple LNG opportunities
Large gas resources a prerequisite	Significant contingent resource positions with quality assets
PNG LNG	Hides field critical to PNG LNG
Darwin LNG expansion	Santos 40% interest in 8+ tcf of resources

Santos

LNG Projects - PNG

LNG the focus for PNG gas resources

- ExxonMobil progressing pre-FEED studies of LNG development
  - Based on the Hides field
  - Santos 17% interest
  - 5 to 6.5 mtpa LNG plant
  - First cargos target 2012-2013
- Other Santos resources
  - 43% and operator of Barikewa
  - 50% and operator of Elevala
- In total – 363 mmboe contingent resource in PNG


Hides
PRL 5
SE Gobe
Proposed LNG Facility
Elevala
PRL 3
PRL 9
Barikewa
Marine Terminal
Legend
Santos Acreage
Oil Field
Gas Field
Oil Pipeline

Santos

LNG Projects - Darwin

Santos well positioned for Darwin second train

- Material acreage position
- Appraisal ongoing
- 8+ tcf resource
- Aligned with ConocoPhillips
- 3.5 to 6 mtpa train
- First cargos 2013+


Santos 40%
ConocoPhillips (Op) 60%
Abadi
Sunrise
Barossa
Evans Shoal
Kaldita
Santos (Op) 40%
Shell 50%
Osaka Gas 10%
DLNG1
Santos 10.6%
ConocoPhillips (Op) 56.7%
0 100
Kilometres
Darwin
Petrel
Tern
Legend
Santos Acreage
Gas Field
Gas Pipeline

Santos

Asian Growth

High growth potential	Santos has a quality portfolio
Focussed, long term vision required for success	Strategy focus on Asia, USA business for sale
Development, production and exploration in Indonesia	Maleo gas project online, Oyong startup 2Q 2007, Kutei
2006 new country entry to Vietnam	Blackbird, Dua oil discoveries, Swan gas field, active exploration program
Quality acreage captured	Indian entry, Kyrgyzstan acreage extension, Vietnam new block

Asian Growth - Vietnam

Two oil discoveries, with follow-on opportunities

- Blackbird and Dua oil discoveries
  - 80 mmbbl resource estimate
- Accelerated seismic, drilling in Q4 2007
- Commencing development planning
- Swan gas field development potential
- Northern block secured


25km
Swan gas field
12 PSC
Dua oil discovery
Blackbird oil discovery
Legend
Santos acreage
Gas field
Oil Field
Gas Pipeline

Asian Growth - Indonesia

Core business positioned for growth

- Oyong Q2 / Q3 2007 start-up
- Wortel gas discovery
  - Development planning underway
- Jeruk development studies ongoing
- Kutei Basin
  - Exploration/appraisal wells subject to deep water rig availability


Kutei
Basin
Wortel
Oyong
East Java
Basin
Maleo
Legend
Santos acreage
Oil field
Gas field
Oil pipeline
Gas pipeline

Santos

Indonesia – Sidoarjo Mudflow Incident

- Santos 18% non-operated interest
- Mudflow commenced May 2006
- Response effort managed by Indonesian Government appointed team
- Financial impact remains uncertain
- Provisioning at Y/E 2006
  - Net $67 million (11.2 cents/ share)





Santos

Production Outlook

Production guidance – 59 to 61 mmboe in 2007 and 2008



100
90
80
70
60
50
40
30
20
10
0
2005
2007
2009
2011
2013
2015
2017
2019
EA Gas
Cooper Oil
WA O&G
International
LNG
Exploration

Santos

Santos is Relatively Undervalued

EV/BOE of Production



US$m / kBoe/d
800
700
600
500
400
300
200
100
0
Average 199.0
Santos 39.9
Heritage
Soco Inter
Cairn
AWE
Hardy
Calvalley
Tanganyika
Niko
Emerald
Beach
Roc Oil
DNO ASA
Salamander
Lundin
Burren
Arc
Woodside
Premier
Husky
Dana
Tullow
Indago
Oil Search
Addax
Gulfsands
Mosaic
Transglobe
Santos
Tap Oil
Intl Sovereign

Santos

Santos is Relatively Undervalued

EV/BOE of 2P Reserves


US$ / BOE 2P Reserves
160
140
120
100
80
60
40
20
0
Average 29.9
Santos 8.1
Hardy
Cairn
Calvalley
Indago
Burren
Gulfsands
Serica
Anzon
Transglobe
Emerald
Arc
Roc Oil
Canoro
Husky
Oil Search
Premier
Soco Inter
DNO ASA
Tullow
Addax
Lundin
AWE
Niko
Beach
Dana
Tap Oil
Salamander
Woodside
Mosaic
Heritage
Rail
Tanganyika
Ind Sovereign

Santos

Santos is Relatively Undervalued

EV/BOE of Contingent Resources


US$ / Boe Contingent Resources
80
70
60
50
40
30
20
10
0
Average 19.4
Santos 3.0
Burren
Anzon
Serica
Premier
DNO ASA
Tullow
Husky
Beach
Addax
Cairn
Dana
Niko
Transglobe
Salamander
Woodside
Heritage
Oil Search
Canoro
Granby

Santos

Santos is Relatively Undervalued

Contingent Resources



Mmboe
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Woodside
Santos
Husky
Oil Search
Cairn
Granby
Niko
Tullow
Addax
Canoro
Premier
Dana
Salamander
Heritage
DNO ASA
Burren
Beach
Transglobe
Anzon
Serica

Santos

Summary

1. Cooper Basin oil	• Large scale, low risk opportunity • Unique competitive advantage • Acreage and infrastructure
2. Eastern Australian gas	• CSG new legacy asset • Flexibility through hub strategy • Positioned for increasing demand
3. Western Australian oil and gas	• Increasing gas production into higher price environment • Near field exploration and appraisal
4. LNG projects	• Darwin LNG expansion • PNG LNG using Hides gas
5. Asian growth	• Regional expansion focus

Santos

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

END